                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                            FOAMEX INTERNATIONAL INC.

                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                  344123-10-4
                                 (CUSIP Number)

                           Philip N. Smith, Jr., Esq.
                       Trace International Holdings, Inc.
                                 375 Park Avenue
                                   11th Floor
                            New York, New York 10152
                                 (212) 230-0400

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 16, 1998

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                         Continued on following page(s)
                                Page 1 of 9 Pages
                              Exhibit Index: Page 6



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                                  SCHEDULE 13D

CUSIP No. 344123-10-4
1        Name of Reporting Person
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Trace International Holdings, Inc.
                  58-1080969

2        Check the Appropriate Box If a Member of a Group

                                                     a.  |_|
                                                     b.  |x|

3        SEC Use Only

4        Source of Funds  (See Instructions)
                  BK, 00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                              4,474,753
   Shares
Beneficially               8        Shared Voting Power
  Owned By                              7,050,247
    Each
  Reporting                9        Sole Dispositive Power
   Person                               4,474,753
    With
                           10       Shared Dispositive Power
                                        7,050,247


11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  11,525,000


12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  |_|

13       Percent of Class Represented By Amount in Row (11)
                  46.1%

14       Type of Reporting Person  (See Instructions)
                  CO


                               Page 2 of 9 Pages

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                                  SCHEDULE 13D

CUSIP No. 344123-10-4
1        Name of Reporting Person
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Trace Foam Sub, Inc.
                  13-3808758

2        Check the Appropriate Box If a Member of a Group

                                                     a.  |_|
                                                     b.  |x|

3        SEC Use Only

4        Source of Funds  (See Instructions)
                  00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                   0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                               7,000,247
    Each
  Reporting                9        Sole Dispositive Power
   Person                                    0
    With
                           10       Shared Dispositive Power
                                         7,000,247


11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                         7,000,247


12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  |_|

13       Percent of Class Represented By Amount in Row (11)
                  28.0%

14       Type of Reporting Person  (See Instructions)
                  CO



                               Page 3 of 9 Pages

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                                  SCHEDULE 13D

CUSIP No. 344123-10-4
1        Name of Reporting Person
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Marshall S. Cogan


2        Check the Appropriate Box If a Member of a Group*

                                                     a.  |_|
                                                     b.  |x|

3        SEC Use Only

4        Source of Funds  (See Instructions)
                  PF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)   |_|

6        Citizenship or Place of Organization

                  United States of America

                           7        Sole Voting Power
 Number of                                  669,167
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                    0

Each  Reporting            9        Sole Dispositive Power
   Person                                   669,167
    With
                           10       Shared Dispositive Power
                                              0


11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            669,167


12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  |x|

13       Percent of Class Represented By Amount in Row (11)
                  2.5%

14       Type of Reporting Person  (See Instructions)
                  IN



                               Page 4 of 9 Pages

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     This  Amendment  No.  9 to  Schedule  13D  is  filed  on  behalf  of  Trace
International Holdings, Inc. ("Trace Holdings"), Trace Foam Sub, Inc. ("Trace Foam Sub"), and Marshall S. Cogan, and amends and supplements the Schedule 13D, dated December 14, 1993 (as amended, the "Schedule 13D"), as amended by Amendment No. 1 thereto filed on December 23, 1994, Amendment No. 2 thereto filed on March 6, 1995, Amendment No. 3 thereto filed on April 28, 1995, Amendment No. 4 thereto filed on August 28, 1997, Amendment No. 5 thereto filed on December 24, 1997, Amendment No. 6 thereto filed on March 16, 1998, Amendment No. 7 thereto filed on June 26, 1998 and Amendment No. 8 thereto filed on July 21, 1998, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Amendment No. 9 is being filed to reflect the Trace Holdings proposal to acquire all outstanding shares of Common Stock.

                  The Schedule 13D is hereby amended as follows:

Item 4.  Purpose of Transaction.

                  The following paragraphs are added at the end of Item 4:

         Trace Holdings has been informed that due to changes in market conditions, the financing originally contemplated by the Merger Agreement will not be available for the proposed acquisition of all of the outstanding shares of Common Stock not currently owned by Trace Holdings or its subsidiaries for a purchase price of $18.75 per share. In addition, the commitment letter for the bank debt portion of the financing expired on October 15, 1998. Although Trace Holdings has attempted to obtain such substitute financing, to date, it has not been successful in obtaining substitute financing for a transaction at $18.75 per share.

         In light of the inability to obtain financing and changes in market conditions, Trace Holdings submitted a new proposal to the Board of Directors of the Issuer on October 16, 1998, whereby Trace Holdings would acquire all of the outstanding shares of Common Stock not currently owned by Trace Holdings or its subsidiaries, at a cash per share price of $12.00 (the "New Proposed Transaction"). A copy of the letter setting forth Trace Holdings' proposal (the "New Offer Letter") is filed as Exhibit P to this Schedule 13D. In connection with the financing of the New Proposed Transaction, Trace Holdings anticipates arranging for the $800 million necessary for the financing of the new proposal through The Bank of Nova Scotia.

         Consummation of the New Proposed Transaction will be subject to a number of conditions, including (1) the approval of the Board of Directors of the Issuer, (2) the approval of the stockholders of the Issuer including a majority of the stockholders other than Trace Holdings and its subsidiaries, (3) the receipt of necessary financing, (4) the termination of the existing Merger Agreement and Amendment No. 1 thereto, (5) the execution of a new definitive agreement prior to November 5, 1998, at which date the financing arrangement will expire if no agreement is executed and (6) other conditions typical for transactions of this type, including receipt of all necessary regulatory approvals.

         Trace Holdings anticipates that upon completion of the New Proposed Transaction the Common Stock will cease to be quoted on the NASDAQ National Market System and will be deregistered under Section 12(g) of the Securities Exchange Act of 1934, as amended. Trace Holdings reserves the right to amend or withdraw the proposal made in the New Offer Letter in its discretion at any time.




                               Page 5 of 9 Pages

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Item 7.  Material to be Filed as Exhibits.

                 The following is added to Item 7:

EXHIBIT P        New Offer Letter of Trace International Holdings,  Inc., dated
                 October 16, 1998.
















                               Page 6 of 9 Pages


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  TRACE INTERNATIONAL HOLDINGS, INC.



                                  By:     /s/ Marshall S. Cogan
                                          ----------------------
                                  Name:   Marshall S. Cogan
                                  Title:  Chairman of the Board and
                                          Chief Executive Officer

Date: October 19, 1998











                               Page 7 of 9 Pages

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  TRACE FOAM SUB, INC.



                                  By: /s/ Marshall S. Cogan
                                      ----------------------
                                  Name:   Marshall S. Cogan
                                  Title:  Chairman and Chief Executive Officer

Date: October 19, 1998









                              Page 8 of 9 Pages
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                         /s/ Marshall S. Cogan
                                         ----------------------
                                         Marshall S. Cogan

Date: October 19, 1998










                              Page 9 of 9 Pages